April 29, 2026

James R. Barry
Chief Financial Officer
SmartStop Self Storage REIT, Inc.
10 Terrace Road
Ladera Ranch, CA 92694

       Re: SmartStop Self Storage REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2025
           File No. 001-42584
Dear James R. Barry:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction